Form C

ADD COMMENT

Cover Page

Name of issuer:

ZeroCarb Inc.

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

DE

Date of organization:

12/15/2021

Physical address of issuer:

318 Main Street Suite 101
Evansville, IN 47708

Website of issuer:

https://zerocarblyfe.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☑ Preferred Stock
- ☐ Debt
- ☐ Other

Target number of securities to be offered:

35,586

Price:

$1.40507

Method for determining price:

Dividing pre-money valuation $24,099,189.00 by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- [x] Yes
- [ ] No

Disclose how oversubscriptions will be allocated:

- [ ] Pro-rata basis
- [ ] First-come, first-served basis
- [x] Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,235,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$649,547.00	$445,000.00
Cash & Cash Equivalents:	$131,024.00	$269,854.00
Accounts Receivable:	$15,563.00	$40,238.00
Current Liabilities:	$753,664.00	$195,869.00
Non-Current Liabilities:	$1,404,904.00	$311,194.00
Revenues/Sales:	$2,200,046.00	$1,617,222.00
Cost of Goods Sold:	$857,825.00	$625,268.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,421,674.00)	($1,149,917.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

1. Name of issuer:

ZeroCarb Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Omar Atia	CEO	ZeroCarb LYFE	2020
Shaun Hawkins	Managing Partner	Pier70 Ventures	2022
Haytham Mohamed	Board Member	N/A	2024
Robert Kirch	Chairman of the board at Sunrise Products	Elevate Ventures	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
John Pena	CGO	2020
Omar Atia	CEO, President	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Ahmed Elgamal - Early Silent Angel Investor	4,569,020 common stock	28.301

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> ZeroCarb Inc. was incorporated in April 2020 and has a limited operating history upon which investors can evaluate our business and prospects. As an early-stage company in the specialty food industry, we have not yet demonstrated our ability to successfully execute our business plan over an extended period or achieve sustained profitability. Our limited track record makes it difficult to assess our future performance, and we may encounter unforeseen expenses, difficulties, complications, and delays that are common with early-stage companies. Investors should evaluate an investment in our securities in light of the uncertainties that any company with a limited operating history will encounter.

> Our success depends heavily on the continued services and performance of our small team of four employees, including our founders and key management personnel. The loss of any key employee could significantly disrupt our operations, delay product development and distribution, and harm our relationships with retail partners and customers. Given our limited resources as an early-stage company, we may face challenges in attracting, training, and retaining qualified personnel to replace any departing employees or to support our growth plans. We do not maintain key person life insurance on any of our personnel. Our ability to manage growth and execute our business plan is directly tied to the capabilities and availability of this small team.

> We are experiencing accelerating demand across both direct-to-consumer and retail channels, including expansion into major retailers. This rapid growth places significant strain on our limited operational infrastructure, manufacturing capacity, and small team. We may encounter difficulties in scaling our production capabilities at our LYFE Industries facility to meet increasing order volumes while maintaining product quality and managing costs. Failure to effectively manage this growth could result in operational inefficiencies, inability to fulfill orders, damage to our brand reputation, loss of retail partnerships, and increased costs that could materially harm our business and financial condition.

> Our business plan includes significant expansion into major retail channels, including partnerships with large retailers such as Target. Our success depends substantially on maintaining and growing these retail relationships, which are subject to the retailers' own business decisions, shelf space allocation policies, and performance requirements. These retail partners may discontinue carrying our products, reduce shelf space, demand pricing concessions, or favor competing products. The loss of any major retail partner or our inability to secure additional retail distribution could significantly impact our revenue and growth prospects. Additionally, we are building inventory specifically for these retail partners, which creates financial risk if orders do not materialize as anticipated.

> Our zero-carb pizza crusts are perishable food products that require careful handling, refrigeration, and cold chain logistics throughout the supply chain from manufacturing to end consumer. Any disruption in refrigeration during storage, transportation, or distribution could result in product spoilage, safety concerns, and significant inventory losses. We face risks related to maintaining proper temperature controls, managing product shelf life, forecasting demand to minimize waste, and ensuring timely delivery to customers and retail partners. Product spoilage or quality issues resulting from cold chain failures could harm our brand reputation, result in customer complaints or returns, and lead to significant financial losses from unsaleable inventory.

> We have limited cash reserves and have not demonstrated sustained profitability. As an early-stage company investing heavily in inventory production, retail expansion, manufacturing improvements, and new product development, we expect to continue incurring losses for the foreseeable future. Our limited financial resources constrain our ability to respond to competitive pressures, unexpected operational challenges, or market changes. There is no assurance that we will achieve profitability or that our revenue growth will be sufficient to cover our operating expenses and capital requirements. If we are unable to achieve and maintain profitability, investors may lose some or all of their investment.

> We will require substantial additional funding beyond this offering to fully execute our business plan, scale operations, and achieve profitability. We do not currently have commitments for additional financing, and there can be no assurance that we will be able to raise additional capital on acceptable terms, if at all. Our ability to obtain additional financing will depend on numerous factors, including market conditions, our operating performance, and investor sentiment. Any future equity financings will result in dilution to existing investors' ownership percentage in the company. If we are unable to obtain sufficient additional capital, we may be forced to curtail our growth plans, reduce operations, or cease business operations entirely.

> The specialty food market, particularly the low-carb and ketogenic diet segment, is highly competitive and rapidly evolving. We face competition from numerous established food companies with substantially greater financial resources, manufacturing capabilities, distribution networks, marketing budgets, and brand recognition. Competitors include both large consumer packaged goods companies that have entered the low-carb space and specialized health food brands. These competitors may be able to respond more quickly to market trends, devote greater resources to product development and marketing, negotiate more favorable terms with retailers and suppliers, and withstand price competition more effectively than we can. Our inability to compete effectively could result in loss of market share, reduced margins, and failure to achieve our growth objectives.

> Our business model is substantially dependent on sustained consumer demand for ketogenic and low-carb diet products. Dietary trends and consumer preferences in the health and wellness space can be volatile and subject to rapid change based on new nutritional research, celebrity endorsements, social media trends, and shifting consumer priorities. If consumer interest in ketogenic or low-carb diets declines, or if competing dietary approaches gain popularity, demand for our zero-carb pizza crusts could decrease significantly. Any substantial or prolonged reduction in the popularity of low-carb diets would materially harm our business, revenue, and growth prospects. We cannot predict whether current dietary trends will continue or how long consumer interest in our product category will be sustained.

Our business depends on a reliable supply of specialized ingredients and packaging materials necessary to produce our all-natural zero-carb pizza crusts. We may rely on a limited number of suppliers for certain key ingredients or materials, and disruptions in our supply chain could significantly impact our ability to manufacture products and fulfill customer orders. Supply chain disruptions may result from various factors including natural disasters, pandemics, geopolitical events, transportation challenges, supplier financial difficulties, or raw material shortages. Global supply chain challenges have become increasingly common and unpredictable. Any significant interruption in our supply of critical materials could cause production delays, increase our costs, force us to seek alternative suppliers on less favorable terms, or prevent us from meeting customer demand, any of which could harm our business and financial results.

As a food manufacturer and distributor, we are subject to extensive regulation by federal, state, and local authorities, including the Food and Drug Administration (FDA), the U.S. Department of Agriculture, and state health departments. We must comply with numerous laws and regulations governing food safety, manufacturing practices, labeling, nutritional claims, facility inspections, and product recalls. The Food Safety Modernization Act and other regulations impose significant compliance obligations on food manufacturers. Any failure to comply with applicable food safety regulations could result in warning letters, product recalls, seizures, injunctions, civil penalties, criminal prosecution, or suspension of our ability to manufacture or distribute products. Product contamination, whether actual or alleged, could result in costly recalls, litigation, and severe damage to our brand reputation. Changes in food safety regulations or nutritional labeling requirements could require us to modify our products, packaging, or manufacturing processes, resulting in significant additional costs.

Our intellectual property strategy includes a combination of issued patents, trade secrets, proprietary know-how, trademarks, and other intellectual property protections. While we have patent protection for certain innovations, we also rely on trade secrets and other confidential information to protect aspects of our business.
Unlike patents, trade secrets are difficult to protect and can be independently discovered or reverse-engineered by competitors. We may not be able to prevent unauthorized disclosure or use of our proprietary information, particularly as we expand our team and work with third-party manufacturers or suppliers. Additionally, we may face claims from others alleging that our products or processes infringe their intellectual property rights. Defending against such claims, even if without merit, could be costly and time-consuming and could divert management attention from operating our business. Any loss of our proprietary information or successful intellectual property claims against us could harm our competitive position and business prospects.

An investment in our securities is highly speculative and involves a high degree of risk. Investors should be prepared for the possibility of losing their entire investment. We are an early-stage company with limited operating history, limited cash reserves, and no assurance of achieving profitability. Our business is subject to all the risks inherent in a developing enterprise in a competitive industry. Many early-stage companies fail to achieve their business objectives, and there is no guarantee that we will successfully execute our business plan, achieve meaningful revenue, or provide any return to investors. Only investors who can afford to lose their entire investment and who understand the risks associated with early-stage companies should consider investing in our securities.

There is no public market for our securities, and we do not expect one to develop. The securities offered are subject to substantial restrictions on transfer and resale, and investors must be prepared to hold their investment for an indefinite period. Under federal securities laws, the securities cannot be resold for at least one year from the date of purchase, and even after that period, resale is permitted only in limited circumstances. There is no guarantee that investors will ever be able to liquidate their investment or that any market for resale will develop. The lack of liquidity may make it impossible for investors to sell their securities even if they need access to capital or if the company's performance declines. Investors should consider this investment as long-term and illiquid.

Our marketing emphasizes that our products are zero-carb and suitable for ketogenic and low-carb diets. Such nutritional and health-related claims are subject to regulation by the FDA and Federal Trade Commission, which have strict requirements regarding the substantiation and accuracy of claims made about food products. Any determination by regulatory authorities that our labeling, marketing materials, or advertising contain false or misleading claims could result in enforcement actions, require us to modify our marketing and packaging, result in fines or penalties, and damage our reputation with consumers and retail partners. We must ensure that our products consistently meet the nutritional specifications we claim, and any variance could expose us to regulatory action, consumer litigation, and loss of customer trust. The regulatory landscape for food labeling and health claims continues to evolve, and we may face increased scrutiny or new requirements that could impact our business.

Investors in this offering will hold a minority position in the company and will have no ability to control or significantly influence corporate decisions, including decisions regarding business strategy, future financings, acquisitions, sales of the company, or distributions. The company's management and existing stakeholders will retain control over all major decisions. As minority investors, crowdfunding investors will have limited information rights compared to investors in registered securities or those with significant ownership stakes. We are not subject to the same reporting requirements as publicly traded companies, and investors will receive only limited financial and operational information about the company. Investors will have little ability to protect their interests if they disagree with management decisions or the direction of the company.

The founder of ZeroCarb Inc. has designated themselves as the lead investor who will sign documents and make decisions on behalf of all investors in the special purpose vehicle structure. This arrangement creates a significant conflict of interest because the founder simultaneously represents the interests of the company as its operator and the interests of investors as their designated representative. These interests may not always align, and in situations where the company's interests diverge from investor interests, the founder may prioritize the company's needs over those of the investors. The founder will have access to material non-public information about the company that other investors do not have, creating an information asymmetry that could disadvantage crowdfunding investors. There is no independent third-party investor advocate representing the interests of crowdfunding investors. Investors should be aware that they are relying on the founder to act in their best interests even when doing so may conflict with the founder's interests as company management, and there are limited mechanisms to address or remedy this conflict.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: The capital raised in this round will be used primarily to support demand that is already accelerating across both direct-to-consumer and retail channels. Approximately 32.1% of the funds will be allocated to inventory production for major retail expansion, including builds for partners such as Target, along with the raw materials and packaging required to support growing order volumes. Another 35% will be used as working capital to support our rapidly growing direct-to-consumer business, funding inventory turns, e-commerce campaigns that are already producing strong returns, and the expansion of our subscription program. Approximately 15% will be invested in improving manufacturing efficiency at our LYFE Industries facility, where we have already begun reducing cost of goods and continue to optimize production to support higher volumes. 7.9% will be for the Wefunder fee. The remaining 10% will support the rollout and scaling of our new product platform, including the Lava Crisp line, as we expand distribution and meet increasing customer demand. This funding is designed to remove current growth bottlenecks and position ZeroCarb LYFE to scale efficiently as demand for high-protein, low-carb foods continues to accelerate. Raising our minimum target would allow us to support immediate operating and working capital needs.

If we raise: **$1,235,000**

Use of Proceeds: The capital raised in this round will be used primarily to support demand that is already accelerating across both direct-to-consumer and retail channels. Approximately 32.1% of the funds will be allocated to inventory production for major retail expansion, including builds for partners such as Target, along with the raw materials and packaging required to support growing order volumes. Another 35% will be used as working capital to support our rapidly growing direct-to-consumer business, funding inventory turns, e-commerce campaigns that are already producing strong returns, and the expansion of our subscription program. Approximately 15% will be invested in improving manufacturing efficiency at our LYFE Industries facility, where we have already begun reducing cost of goods and continue to optimize production to support higher volumes. 7.9% will be for the Wefunder fee. The remaining 10% will support the rollout and scaling of our new product platform, including the Lava Crisp line, as we expand distribution and meet increasing customer demand. This funding is designed to remove current growth bottlenecks and position ZeroCarb LYFE to scale efficiently as demand for high-protein, low-carb foods continues to accelerate. Raising the full $1.235M would enable us to accelerate retail expansion, increase production capacity and inventory, invest in customer acquisition, and execute our broader growth strategy.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the

cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $24,099,189.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

ZeroCarb Inc. is offering up to 878,959 shares of Series Seed-4 Preferred Stock, at a price per share of $1.40507

The campaign maximum is $1,235,000.00 and the campaign minimum is $50,000.00.

Securities Issued by the SPV Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

- Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
- Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Common Stock	20000000	11580021	☑
Series Seed Preferred	1750000	1152610	☐
Series Seed-2 Preferred	349221	349221	☐
Series Seed-3 Preferred	2408294	2157785	☐
Series Seed-4 Preferred	2348638	934472	☐

Class of Security	Total Pool	Issued
Warrants	None	
Options	977484	

Describe any other rights:

Common Stock generally carries standard voting rights and does not include special liquidation or dividend preferences.
Series Seed Preferred, Series Seed-2 Preferred, Series Seed-3 Preferred, and Series Seed-4 Preferred generally have the same voting rights as Common Stock on an as-converted basis but include certain preferences and rights that Common Stock does not have. These rights may include liquidation preferences, protective provisions, and other rights typical for preferred equity investors.
In the event of a liquidation, merger, or sale of the company, holders of preferred stock are entitled to receive their liquidation preference before any proceeds are distributed to holders of Common Stock.
Preferred stock may also have additional rights, privileges, and restrictions as set forth in the company's certificate of incorporation and related financing documents.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.
To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to

Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

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21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

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22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

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23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's

initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Amount: $16,616.00
Outstanding principal plus interest: $16,616.00 as of 8/10/2026
Interest rate: 8.0% per annum
Maturity date: 8/17/2026
Lender, repayment schedule: fixed Weekly Payment: $4,154

Loan
Lender: Omar Atia
Amount: $5,000.00
Outstanding principal plus interest: $5,000.00 as of 8/10/2026
Omar Atia also personally provided funding during 2025 in the amount of $28,500 to support the Company's operational capital requirements. The loans are non-interest bearing and have no specified maturity date. The funds were used for general business purposes and do not confer any ownership, governance, or operational rights between the parties. The current balance of the loan is $5,000

Related party
Name: Omar Atia
Relationship: CEO
Amount: $5,000.00

Loan
Lender: Haytham Mohamed.
Amount: $115,000.00
Outstanding principal plus interest: $115,000.00 as of 8/10/2026
Interest rate: 8.0% per annum
Maturity date: 9/30/2025
Promissory note with Haytham Mohamed. The note is in the principal amount of $115,000 and bears interest at 8% per annum. The outstanding principal and accrued interest were due in full on or before September 30, 2025. As of December 31, 2025, the maturity date has lapsed; accordingly, the balance is considered payable on demand and is classified as current

Related party
Name: Haytham Mohamed.
Relationship: Board Member
Amount: $115,000.00

Loan
Amount: $102,536.00
Outstanding principal plus interest: $102,536.00 as of 8/10/2026
Maturity date: 8/31/2026
Financing Agreement with Mohamed Kassem. The arrangement is structured as a cost-plus sale rather than an interest-bearing loan. The Financier's cost of inventory is $100,000, with a fixed markup of $2,536, resulting in a total deferred sale price of $102,536. The amount is payable within 45 calendar days from the agreement date, with a maturity date of December 27, 2025. No interest rate is applicable, and the obligation is settled as a fixed purchase price rather than through interest-based payments. The arrangement is secured by a personal guarantee from Omar Atia and a lien on a property located at 1125 N Main Street, Evansville, IN. As the obligation was due within the 45-day term and the maturity date has lapsed as of December 31, 2025, the balance is considered on demand and classified as current.

Loan
Amount: $263,039.00
Outstanding principal plus interest: $263,039.00 as of 8/10/2026
Subsequent to December 31, 2025, the Company entered into a Merchant Loan Agreement with WebBank under which it received funding of $340,000 with a total contractual repayment obligation of $367,200. The loan is repayable over a maximum term of 18 months through daily payments equal to 16% of Shopify-related sales and is secured by a continuing security interest in substantially all of the Company's non-real estate assets. The current outstanding balance is $263,039

Convertible Note
Amount: $1,093,710.00
Outstanding principal plus interest: $1,093,710.00 as of 8/10/2026
Interest rate: 8.0% per annum
Maturity date: 6/30/2028
The Company has entered into several convertible note agreements to raise capital. The notes bear interest at a rate of 8% per annum and are repayable upon demand by the holder prior to conversion, with stated maturities ranging from December 31, 2027 to June 30, 2028. The notes are convertible into shares of the Company's common stock at a 20% discount upon the occurrence of a change of control or a qualified financing event During 2025, the increase in the outstanding balance primarily relates to additional issuances of convertible notes during the year.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
5/2024	Regulation D	Priced Round	$1,100,000	General operations
12/2025	Regulation D	Convertible Note	$1,093,710	General operations
2/2026	Regulation D	Priced Round	$212,998	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

LYFE Industries LLC is under common ownership and control with the Company through Cofounder and Chief Executive Officer, Omar Atia. The Company engages LYFE Industries LLC for manufacturing and related operational services in the normal course of business. The outstanding balance due to LYFE Industries LLC was $24,000 as of December 31, 2024, which was fully repaid during 2025.

During 2025 and 2024, the Company engaged 12in6 LLC, an entity wholly owned and controlled by Mr. Atia, to provide services to the Company. The Company paid 12in6 LLC $70,000 and $149,476 during 2025 and 2024, respectively, which were recorded in general and administrative expenses as contractor costs. In addition, the Company paid Mr. Atia cash compensation of $72,584 and $41,815 during 2025 and 2024, respectively. Beginning in March 2025, the Company also provided Mr. Atia with the use of a Company vehicle at a cost of $1,500 per month, which was recorded in general and administrative expenses.

Name: Omar Atia
Amount Invested: $5,000.00
Transaction type: Loan
Outstanding: Yes
Relationship: CEO

Name: Haytham Mohamed.
Amount Invested: $115,000.00
Transaction type: Loan
Interest rate: 8.0% per annum
Maturity date: 9/30/2025
Outstanding: Yes
Relationship: Board Member

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

ZeroCarb Inc., doing business as LYFE Foods and ZeroCarb LYFE, was formed in Delaware on December 15, 2021. Prior to its transition to a corporation, the Company was originally organized in Indiana as a limited liability company known as ZeroCarb LLC. The Company was subsequently registered to do business in Indiana as a Foreign For-Profit Corporation on January 31, 2022. The Company manufactures and sells high-protein, low-carbohydrate food products, including chicken-based pizza crusts, chicken chips, and other better-for-you foods. Revenue is generated through direct-to-consumer online sales, retail distribution, and food service channels.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of July 11, 2026, we had cash and cash equivalents of approximately $22,243.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $649,547 and our current and non-current liabilities, as reflected in available financial statement fields, were $2,158,568.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $131,024.

Based on our current operations, we have a monthly net cash burn of approximately $100,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we do not expect to have sufficient cash to fund operations for at least the next 12 months. The main drivers of our limited runway include:

Buying inventory or other direct costs

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 1 convertible note and 5 loans totaling to approximately $1,595,901 in aggregate principal obligations. The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $2,406,709.49.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to support demand that is already accelerating across both direct-to-consumer and retail channels. Approximately 32.1% of the funds will be allocated to inventory production for major retail expansion, including builds. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Omar Atia, certify that:

(1) the financial statements of ZeroCarb Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of ZeroCarb Inc. included in this Form reflects accurately the information reported on the tax return for ZeroCarb Inc. filed for the most recently completed fiscal year.

Omar Atia

Omar Atia
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://zerocarblyfe.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- ZeroCarb Lyfe Preferred Stock Subscription Agreement 2026

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Haytham Mohamed
- John Pena
- Omar Atia
- Robert Kirch
- Shaun Hawkins

Appendix E: Supporting Documents

- ttw_merged_comms

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
    SPV Subscription Agreement
    ZeroCarb Lyfe Preferred Stock Subscription Agreement 2026
Appendix C: Financial Statements
    Financials 1
Appendix D: Director & Officer Work History
    Haytham Mohamed
    John Pena
    Omar Atia
    Robert Kirch
    Shaun Hawkins
Appendix E: Supporting Documents
    ttw_merged_comms

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

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We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**

☑ **I agree to the** Wefunder Listing Agreement

☑ **I agree to the** Lead Investor Agreement

☑ **I agree to the** Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ZeroCarb Inc.

By

Omar Atia

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Omar Atia

Chief Executive Officer
8/7/2026

Robert Kirch

Board Member
8/7/2026

Shaun Hawkins

Managing Partner
8/7/2026

Haytham Mohamed

Board Member
8/8/2026

John Pena

Chief Growth Officer
8/10/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.